Exhibit 99.1

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

April 26, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Votes by Ballot
	Outcome of Vote	Votes For	Votes Withheld

1. The election of the following directors:
(a) Ian W. Telfer	Carried	531,084,856 (98.74%)	6,760,967 (1.26%)
(b) Douglas M. Holtby	Carried	536,328,294 (99.72%)	1,517,529 (0.28%)
(c) Charles A. Jeannes	Carried	536,406,512 (99.73%)	1,439,411 (0.27%)
(d) John P. Bell	Carried	536,361,630 (99.72%)	1,484,193 (0.28%)
(e) Lawrence I. Bell	Carried	535,008,179 (99.47%)	2,837,644 (0.53%)
(f) Beverley A. Briscoe	Carried	536,700,067 (99.79%)	1,145,756 (0.21%)
(g) Peter J. Day	Carried	535,808,619 (99.62%)	2,037,204 (0.38%)
(h) P. Randy Reifel	Carried	528,179,315 (98.20%)	9,666,508 (1.80%)
(i) A. Dan Rovig	Carried	535,982,203 (99.65%)	1,863,620 (0.35%)
(j) Blanca Treviño de Vega	Carried	533,445,677 (99.18%)	4,387,515 (0.82%)
(k) Kenneth F. Williamson	Carried	536,403,535 (99.73%)	1,442,288 (0.27%)

Votes by Proxy
	Outcome of Vote	Votes For	Votes Against

2. Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	584,177,264 (99.48%)	3,031,267 (0.52%)

3. Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation	Carried	527,745,864 (98.37%)	8,770,565 (1.63%)

Votes by Ballot
	Outcome of Vote	Votes For	Votes Against

4. Approve the amendment to the restricted share plan for the Company as described in the management information circular dated March 20, 2012	Carried	482,727,433 (89.75%)	55,156,913 (10.25%)

5. A shareholder proposal attached as Schedule “B” to the management information circular dated March 20, 2012	Not carried	16,400,311 (3.05%)	521,473,245 (96.95%)